UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15047184

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tritaurian Capital, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 Madison Avenue, 9th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Lubitz 516-994-0743
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Ave, Suite 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Heyn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tritaurian Capital, Incorporated, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Connecticut
County of Fairfield
2/27/2015

ROBINSON ORTIZ
Notary Public
Connecticut
My Commission Expires Aug 31, 2019

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRITAURIAN CAPITAL, INCORPORATED

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2014

TRITAURIAN CAPITAL, INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2014

CONTENTS

	PAGE
Facing page to Form X-17A-5	1
Affirmation of President	2
Report of Independent Registered Public Accounting Firm	3
FINANCIAL STATEMENTS:	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-10
SUPPLEMENTARY SCHEDULES:	
Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements For Broker Dealers Pursuant to Rule 15c3-3	11
Computation of Net Capital Pursuant to Rule 15c3-1 And Reconciliation of Computation of Net Capital	12
Report of Independent Registered Public Accounting Firm on Exemption Report	13
Tritaurian Capital, Incorporated Exemption Report	14
Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)	15
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment	16

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Tritaurian Capital, Incorporated

We have audited the accompanying financial statements of Tritaurian Capital, Incorporated (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Tritaurian Capital, Incorporated's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Tritaurian Capital, Incorporated as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker Dealers Pursuant to Rule 15c3-3 and Computation of Net Capital Pursuant to Rule 15c3-1 and Reconciliation of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Tritaurian Capital, Incorporated's financial statements. The supplemental information is the responsibility of Tritaurian Capital, Incorporated's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 19, 2015

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

TRITAURIAN CAPITAL, INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash in bank	$ 15,793
Prepaid expenses	10,079
Total Assets	$ 25,872

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ -
Stockholder's Equity:	
Common stock – no par value, 100 shares authorized, issued and outstanding	47,497
Additional paid-in capital	12,500
Deficit	(34,125)
Total Stockholder's Equity	25,872
Total Liabilities and Stockholder's Equity	$ 25,872

See accompanying notes to financial statements.

TRITAURIAN CAPITAL, INCORPORATED

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Commissions	$ 51,429
Interest income	-
Total Revenue	51,429
Expenses:	
Management fees	27,850
Commissions	6,429
Regulatory fees	13,374
Professional fees	2,333
Other operating expenses	88
Total Expenses	50,074
Net Income	$ 1,355

See accompanying notes to financial statements.

TRITAURIAN CAPITAL, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balances, January 1, 2014	$ 47,497	$ 10,000	($ 35,480)	$ 22,017
Contributed Capital	-	2,500	-	2,500
Net Income	-	-	1,355	1,355
Balances, December 31, 2014	$ 47,497	$ 12,500	($ 34,125)	$ 25,872

See accompanying notes to financial statements.

TRITAURIAN CAPITAL, INCORPORATED

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows From Operating Activities:	
Net Income	$ 1,355
Adjustments to reconcile net income to net cash Provided by (used in) operating activities:	
(Increase) decrease in operating assets:	
Prepaid expenses	1,533
Net Cash Provided by Operating Activities	2,888
Cash Flows From Financing Activities:	
Capital contribution	2,500
Increase in cash	5,388
Cash, Beginning of Year	10,405
Cash, End of Year	$ 15,793

See accompanying notes to financial statements.

TRITAURIAN CAPITAL, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

Note (1) - Nature of business:

Tritaurian Capital, Incorporated (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and members of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company engages in (a) investment banking services limited to private placements of debt and equity instruments and participation in underwriter selling groups; (b) corporate investment advisory services, including advice on corporate finance, capital structure, mergers and acquisitions, corporate restructuring; and (c) mutual fund retailing, selling of variable life insurance or annuities and real estate syndication.

Note (2) – Summary of significant accounting policies:

(A) Commission income:
The Company recognizes commission income upon the successful completion of investment banking agreements.

(B) Income taxes:
The Company has elected and the stockholder has consented, to have the Corporation report its income or loss for Federal Corporation and state tax purposes as an "S" Corporation. The parent company stockholder will report the net taxable income or loss in its corporate return. Therefore, no provisions are made for Federal or state income taxes in the accompanying financial statements.

(C) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2014, there were no cash equivalents.

(D) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

TRITAURIAN CAPITAL, INCORPORATED

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

DECEMBER 31, 2014

Note (2) - Summary of significant accounting policies - cont'd:

(E) Concentration of credit risk:
The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(F) Subsequent events evaluation:
Management has evaluated subsequent events through February 19, 2015, the date the financial statements were available to be issued.

Note (3) - Related party transactions:

The Company paid management fees to Tritaurian Holdings, Incorporated, the Company's 100% owner. The total amount paid and expensed during 2014 was $27,850.

Note (4) – Accounting for Income Taxes:

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2011.

TRITAURIAN CAPITAL, INCORPORATED

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

DECEMBER 31, 2014

Note (5) – Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $15,793, which exceeded its requirement of $5,000 by $10,793. The Company had a percentage of aggregate indebtedness to net capital of 0% as of December 31, 2014.

TRITAURIAN CAPITAL, INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

TRITAURIAN CAPITAL, INCORPORATED

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2014

Computation of Net Capital

Stockholder's Equity	$ 25,872
Non-allowable assets:	
Prepaid expenses	10,079
Total non-allowable assets	10,079
Net capital before haircuts on proprietary positions	15,793
Haircuts	-
Net capital	15,793
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $ 0.	5,000
Excess net capital	$ 10,793
Ratio of aggregate indebtedness to net capital	0 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ -
Total aggregate indebtedness	$ -

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2014):

Net capital, as reported in the Company's Part IIA unaudited FOCUS report	$ 30,793
Net capital, as per above	15,793
Difference	$ 15,000

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors and Stockholder
of Tritaurian Capital, Incorporated

We have reviewed management's statements, included in the accompanying Tritaurian Capital, Incorporated Exemption Report, in which (1) Tritaurian Capital, Incorporated identified the following provisions of 17 C.F.R. §15c3-3(k) under which Tritaurian Capital, Incorporated claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Tritaurian Capital, Incorporated stated that Tritaurian Capital, Incorporated met the identified exemption provisions throughout the most recent fiscal year without exception. Tritaurian Capital, Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tritaurian Capital, Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 19, 2015

Tritaurian Capital, Incorporated Exemption Report

Tritaurian Capital, Incorporated (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(ii) throughout the period June 1, 2014 through December 31, 2014 without exception.

Tritaurian Capital, Incorporated

I, William B. Heyn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

William B. Heyn, President

February 19, 2015

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Stockholder of Tritaurian Capital, Incorporated

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Tritaurian Capital, Incorporated, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Tritaurian Capital, Incorporated's compliance with the applicable instructions of Form SIPC-7. Tritaurian Capital, Incorporated's management is responsible for Tritaurian Capital, Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 19, 2015

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

TRITAURIAN CAPITAL, INCORPORATED
SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT
FOR THE PERIOD JANUARY 1, 2014 THROUGH DECEMBER 31, 2014

Determination of SIPC Net Operating Revenues:

Total Revenue (FOCUS line 12/Part IIA line 9)	$ 51,429
Additions:	-
Deductions:	-
SIPC Net Operating Revenues	$ 51,429

Determination of General Assessment:

SIPC Net Operating Revenues	$ 51,429
General Assessment @ .0025	$ 128

Assessment Remittance:

General Assessment	$ 128
Less: Payment Made With SIPC-6	-
Assessment Balance Due Paid February 2015	$ 128

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period January 1, 2014 through December 31, 2014:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 51,429
SIPC Net Operating Revenues as computed above	51,429
Difference	$ 0